BAYMOUNT PROVIDES AN UPDATE ON PRIVATE PLACEMENT OF UNITS

Toronto, Ontario - May 31, 2024 - Baymount Incorporated (NEX: BYM.H) (the "Corporation" or "Baymount") announces that further to its press release of April 12, 2024, the Company has been granted a 30-day extension by the TSX Venture Exchange (the "TSXV") to June 29, 2024 of its previously announced non-brokered private placement financing for aggregate gross proceeds of up to $100,000 through the issuance of units (each, a "Unit") at a price of $0.01 per Unit (the "Offering").

Each Unit shall be comprised of one common share (each, a "Common Share") in the capital of the Company and one Common Share purchase warrant (each, a "Warrant"). Each Warrant will entitle the holder thereof to purchase one Common Share at a price of $0.05 for a period of one year from the closing date of the Offering. 100% of the gross proceeds from the sale of the Offering will be used for working capital and general corporate purposes. The Company will not make any proposed payments to non-arm's length parties of the Company and will not make any payment to persons conducting investor relations activities with the proceeds from the Offering.

Closing of the Offering is subject to receipt of all necessary corporate and regulatory approvals, including the approval of the TSXV. All securities issued in connection with Offering will be subject to a statutory hold period of four months and one day from the closing date in accordance with applicable securities legislation.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons as defined under applicable United States securities laws unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Forward-looking Statements

This press release contains certain forward-looking statements with respect to the Corporation. These forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements and information. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks associated with the Corporation's business plan and matters relating thereto, and risks associated with the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Corporation's public filings on SEDAR+. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Corporation undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

For further information please contact:

Mr. Graham Simmonds

Chief Executive Officer
416-843-2881
jgrahamsimmonds@gmail.com